April 26, 2006

Mail Stop 4561

Mr. Michael J. Perdue
President and Chief Executive Officer
Community Bancorp, Inc.
900 Canterbury Place, Suite 300
Escondido, CA 92025

Re: **Community Bancorp, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 15, 2006
        File Number: 000-26505

Dear Mr. Perdue:

We have reviewed your filing and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K, filed March 15, 2006

Consolidated Statements of Cash Flows

1.   We note your supplemental non-cash disclosures of loans held for investment
        transferred to held for sale. Please tell us how you account for these transfers. We
        refer you to paragraph 8(c) of SOP 01-6. Additionally, please consider including
        an accounting policy for these transfers in your future filings.

Notes to Consolidated Financial Statements

Note 11. Derivatives and Hedging Activity, page 91

2.   We note that in 2002 you entered into an interest rate swap agreement to
        effectively convert your 11% fixed interest rate payments on $10 million of trust
        preferred securities to a variable rate. You disclose that you assume no
        ineffectiveness in with this hedging relationship. Please tell us if you have the
        right to defer payments of interest on your trust preferred securities. If so, tell us
        whether this deferral option is mirrored in the interest rate swap. Please include
        authoritative guidance in your response to support your accounting.

                                        * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief